Exhibit 99.3

STAK Inc.

斯 塔 克 工 业 集 团 有 限 公 司

Company No 399904

(the “Company”)

FORM OF PROXY FOR MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

(THE “CLASS A MEETING”)

Proxies

A member who is entitled to attend and vote at the Class A Meeting is entitled to appoint one or more proxies to attend and vote instead of that member.

A blank proxy form is attached. This form is a sample proxy form only. Please follow the instructions on the voting document that was provided to you for information on how to vote your proxy. Please consider carefully the conditions attaching to appointment of a proxy.

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

If you are a member entitled to attend and vote at the Class A Meeting, you may appoint one or more proxies to vote on your behalf. Only registered holders of class A ordinary shares of par value of USD0.001 each (the “Class A Ordinary Shares”) whose names are on the register of members of the Company as at the close of business on September 4, 2026, being the record date, are entitled to attend and vote at the Class A Meeting.

A proxyholder need not be a member of the Company.

A proxy shall have the same voting rights at a meeting or adjourned meeting as the member would have had except to the extent that the instrument appointing him limits those rights.

If you complete a proxy form, can you still attend and vote at the Class A Meeting?

Completion of the proxy form does not preclude a member from subsequently attending and voting at the Class A Meeting in person if he or she so wishes. If a member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different shares, shall be invalid.

Joint shareholders

If shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those shares appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holder.

STAK Inc.

斯 塔 克 工 业 集 团 有 限 公 司

Company No 399904

(the Company)

Proxy Form

I/We ……………………………………………………………………………………1

of ……………………………………………………………………………………1

being a member/members of the Company and the holder/holders of

…………………………………………………………..…. class A ordinary shares of par value of USD0.001 each of the Company (the “Class A Ordinary Shares”)

appoint as my/our proxy, …………………………………………………………..….2 of

………………………………………………………………………………………………………………2

to attend and vote on my/our behalf at a meeting of the holders of Class A Ordinary Shares to be held at Building 11, 8th Floor, No. 6 Beitanghe East Road, Tianning District, Changzhou, Jiangsu, People’s Republic of China 213000 on October 9, 2026 at 10:00 a.m. Beijing/Hong Kong Time.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

	For	Against	Abstain

PROPOSAL 1 - CHANGE OF VOTING RIGHTS PROPOSAL	☐	☐	☐
RESOLVED, as a special resolution of the holders of Class A Ordinary Shares, to increase the voting rights attached to each class B ordinary share of par value of USD0.001 of the Company from thirty (30) votes to one hundred (100) votes on all matters subject to vote at general meetings of the Company (the “Change of Voting Rights”).

Dated _________________

Executed by:

………………………...............

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write “The chairperson” without inserting an address.

3 To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.

STAK Inc.

斯 塔 克 工 业 集 团 有 限 公 司

Company No 399904

(the “Company”)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING (THE “EGM”)

Proxies

A member who is entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote instead of that member.

A blank proxy form is attached. This form is a sample proxy form only. Please follow the instructions on the voting document that was provided to you for information on how to vote your proxy. Please consider carefully the conditions attaching to appointment of a proxy.

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

If you are a member entitled to attend and vote at the EGM, you may appoint one or more proxies to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on September 4, 2026, being the record date, are entitled to attend and vote at the EGM.

A proxyholder need not be a member of the Company.

A proxy shall have the same voting rights at a meeting or adjourned meeting as the member would have had except to the extent that the instrument appointing him limits those rights.

If you complete a proxy form, can you still attend and vote at the EGM?

Completion of the proxy form does not preclude a member from subsequently attending and voting at the EGM in person if he or she so wishes. If a member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different shares, shall be invalid.

Joint shareholders

If shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those shares appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holder.

STAK Inc.

斯 塔 克 工 业 集 团 有 限 公 司

Company No 399904

(the Company)

Proxy Form

I/We ……………………………………………………………………………………1

of ……………………………………………………………………………………1

being a member/members of the Company and the holder/holders of

…………………………………………………………..…. (number and class of shares)

appoint as my/our proxy, …………………………………………………………..….2 of

………………………………………………………………………………………………………………2

to attend and vote on my/our behalf at the extraordinary general meeting of the Company to be held immediately following the meeting of the holders of Class A Ordinary Shares at Building 11, 8th Floor, No. 6 Beitanghe East Road, Tianning District, Changzhou, Jiangsu, People’s Republic of China 213000 on October 9, 2026 at 10:00 a.m. Beijing/Hong Kong Time.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

	For	Against	Abstain

PROPOSAL 1 - CHANGE OF VOTING RIGHTS PROPOSAL	☐	☐	☐
RESOLVED, as a special resolution, subject to approval of the Change of Voting Rights by the holders of Class A Ordinary Shares at the Class A Meeting, to increase the voting rights attached to each class B ordinary share of par value of USD0.001 of the Company from thirty (30) votes to one hundred (100) votes on all matters subject to vote at general meetings of the Company (the “Change of Voting Rights”).

		For	Against	Abstain

PROPOSAL 2 – SHARE CAPITAL REDUCTION AND REORGANIZATION PROPOSAL		☐	☐	☐

RESOLVED, as a special resolution, subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”), to approve:

i.	Share Capital Reduction

a)	the par value of each issued class A ordinary share of par value of USD0.001 and each issued class B ordinary share of par value of USD0.001 in the share capital of the Company be reduced to USD0.0000001 by cancelling USD0.0009999 of the paid-up capital on each issued class A ordinary share of par value of USD0.001 and each issued class B ordinary share of par value of USD0.001 (the “Share Capital Reduction”);

b)	following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be USD0.0000001; and

c)	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the second amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

ii.	Share Capital Subdivision

d)	immediately following the Share Capital Reduction:

(1) each authorised but unissued class A ordinary share of par value of USD0.001 be subdivided into 10,000 class A ordinary shares of par value of USD0.0000001 each; and

(2) each authorised but unissued class B ordinary share of par value of USD0.001 be subdivided into 10,000 class B ordinary shares of par value of USD0.0000001 each,

(the “Sub-division”);

iii.	Share Capital Cancellation

e)	immediately following the Sub-division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares of par value of USD0.0000001 each and authorised but unissued class B ordinary shares of par value of USD0.0000001 each as will result in the Company having authorised share capital of USD10 divided into (i) 75,000,000 class A ordinary shares of par value of USD0.0000001 each and (ii) 25,000,000 class B ordinary shares of par value of USD0.0000001 each (the “Cancellation”); and

iv.	Authorised Share Capital Confirmation

f)	consequent upon the Share Capital Reduction, Sub-division and Cancellation, the authorised share capital of the Company shall be changed:

FROM: USD100,000 divided into (i) 75,000,000 class A ordinary shares of par value of USD0.001 each and (ii) 25,000,000 class B ordinary shares of par value of USD0.001 each,

TO: USD10 divided into (i) 75,000,000 class A ordinary shares of par value of USD0.0000001 each and (ii) 25,000,000 class B ordinary shares of par value of USD0.0000001 each.

		For	Against	Abstain

PROPOSAL 3 – SHARE CAPITAL INCREASE PROPOSAL		☐	☐	☐

RESOLVED, as an ordinary resolution that, immediately following the Share Capital Reduction and Reorganization becoming effective, the authorised share capital of the Company be increased:

FROM: USD10 divided into (i) 75,000,000 class A ordinary shares of par value of USD0.0000001 each and (ii) 25,000,000 class B ordinary shares of par value of USD0.0000001 each;

TO: USD100,000 divided into (i) 750,000,000,000 class A ordinary shares of par value of USD0.0000001 each and (ii) 250,000,000,000 class B ordinary shares of par value of USD0.0000001 each,

by the creation of (i) 749,925,000,000 class A ordinary shares of par value of USD0.0000001 each, and (ii) 249,975,000,000 class B ordinary shares of par value of USD0.0000001 each (the “Share Capital Increase”).

		For	Against	Abstain

PROPOSAL 4 – THIRD AMENDED M&A PROPOSAL		☐	☐	☐

RESOLVED, as a special resolution,

a)	to amend and restate the Existing M&A by their deletion in their entirety and the substitution in their place with the third amended and restated memorandum and articles of association of the Company, in the form annexed to the notice of the EGM as Appendix 1 (the “Third Amended M&A”), which incorporate amendments including but not limited to the Change of Voting Rights, the Share Capital Reduction and Reorganization and the Share Capital Increase, and effective upon the Change of Voting Rights, the Share Capital Reduction and Reorganization and the Share Capital Increase; and

b)	to authorise the Company’s registered office provider to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Third Amended M&A and authorise the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

Dated _________________

Executed by:

………………………...............

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write “The chairperson” without inserting an address.

3 To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.